Exhibit 99.1

Newegg Closes $100 Million Senior Credit Facility Led by East West Bank

DIAMOND BAR, Calif., October 20, 2026 – Newegg Commerce, Inc. (NASDAQ: NEGG), a leading global technology e-commerce retailer, is pleased to announce the successful closing of a $100 million senior credit facility led and arranged by East West Bank with participation from a syndicate of lenders. This facility replaces and expands the company’s prior credit arrangements, which matured in August 2026.

“Closing this new facility is an important step for Newegg in further strengthening our financial position and provides us with greater flexibility to navigate ongoing supply dynamics while we continue to invest in growth. We appreciate the commitment and partnership from East West Bank and the rest of our lending group, and the confidence they have shown in Newegg,” said Christina Ching, Chief Financial Officer of Newegg.

The transaction reflects the longstanding relationship between Newegg and East West Bank, as well as the continued confidence of East West Bank and a syndicate of participant lenders in Newegg's business model, operating performance, and future growth opportunities. "We are pleased to provide this important debt financing to Newegg, a longstanding client in the e-commerce space," said East West Bank. "This transaction reflects the strength of our relationship, our confidence in their business model, and our commitment to delivering tailored capital solutions to leading growth companies like Newegg. We look forward to supporting their next phase of expansion."

Newegg continues to advance its strategic priorities through investments in e-commerce innovation, AI-enabled capabilities, and strengthened partnerships with leading technology brands, suppliers, and customers worldwide. The financing further supports these initiatives and Newegg's commitment to delivering long-term value for customers, partners, and shareholders.

About Newegg

Newegg is the go-to destination for tech enthusiasts and businesses ready to power what's next. For more than two decades, we've served builders, gamers, and IT professionals with a wide selection of PC hardware, consumer electronics, gaming peripherals, and lifestyle technology. Today, that includes the servers, workstations, and AI infrastructure that businesses rely on, along with the marketing, supply chain, and technical solutions that independent sellers use to grow.

Newegg Commerce, Inc. (NASDAQ: NEGG) was founded in 2001 and is headquartered in Diamond Bar, California. For more information, please visit Newegg.com.

Cautionary Statement Concerning Forward-Looking Statements

This news release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. Words such as “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and variations of such words or similar expressions are intended to identify such forward-looking statements. In addition, any statements other than statements of historical fact are forward-looking statements. Although Newegg believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this news release. Investors are cautioned that any forward-looking statements are not guarantees of future performance and actual results or developments may differ materially from those projected. The forward-looking statements in this press release are made as of the date hereof. The Company takes no obligation to update or correct its own forward-looking statements, except as required by law, or those prepared by third parties that are not paid for by the Company. The Company’s SEC filings are available at http://www.sec.gov.